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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended September 30 of
Fiscal Year 2008

ITEM 1. FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS—U.S. GAAP

SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

	September 30, 2008 (Unaudited)	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(Thousands of US dollars)(1)	(Thousands of Euro)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$429,539	€305,049	€302,894
Marketable securities	672	477	21,345
Accounts receivable—net	914,672	649,579	665,184
Sales and income taxes receivable	85,170	60,486	89,000
Inventories—net	859,718	610,552	575,016
Prepaid expenses and other	222,857	158,268	139,305
Deferred tax assets—current	186,010	132,100	117,853

Total current assets	2,698,638	1,916,510	1,910,597

PROPERTY, PLANT AND EQUIPMENT—net	1,593,645	1,131,769	1,057,782

OTHER ASSETS
Goodwill	3,793,264	2,693,888	2,601,840
Intangible assets—net	1,812,528	1,287,215	1,306,117
Investments	7,740	5,497	17,668
Other assets	246,924	175,360	195,370
Deferred tax assets—non-current	89,165	63,323	67,891

Total other assets	5,949,620	4,225,283	4,188,887

TOTAL ASSETS	$10,241,903	€7,273,562	€7,157,266

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	$639,424	€454,104	€455,588
Current portion of long-term debt	345,049	245,046	792,617
Accounts payable	450,300	319,792	423,432
Accrued expenses:
• payroll and related	187,070	132,853	132,983
• customers' right of return	44,205	31,394	26,557
• other	414,322	294,242	308,738
Income taxes payable	65,492	46,511	19,314

Total current liabilities	2,145,862	1,523,942	2,159,229

LONG-TERM DEBT	3,543,526	2,516,530	1,926,523

LIABILITY FOR TERMINATION INDEMNITIES	79,985	56,804	56,911

DEFERRED TAX LIABILITIES—NON-CURRENT	352,282	250,182	248,377

OTHER LONG-TERM LIABILITIES	342,061	242,923	229,972

COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	63,308	44,960	41,097

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—463,189,833 and 462,623,620 ordinary shares authorized and issued at September 30, 2008 and December 31, 2007, respectively; 456,755,047 and 456,188,834 shares outstanding at September 30, 2008 and December 31, 2007, respectively	39,133	27,791	27,757
Additional paid-in capital	417,016	296,155	277,947
Retained earnings	3,878,116	2,754,148	2,636,868
Accumulated other comprehensive loss	(520,836)	(369,886)	(377,428)

Total	3,813,428	2,708,208	2,565,145
Less—treasury shares at cost; 6,434,786 shares at September 30, 2008 and December 31, 2007	98,549	69,987	69,987

Total shareholders' equity	3,714,879	2,638,221	2,495,158

TOTAL	$10,241,903	€7,273,562	€7,157,266

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4081 on September 30, 2008 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007 (UNAUDITED)

	2008	2008	2007(3)
	(Thousands of US dollars)(1)(2)	(Thousands of Euro)(2)

NET SALES	$5,583,307	€3,965,136	€3,777,554
COST OF SALES	1,842,427	1,308,449	1,152,013

GROSS PROFIT	3,740,881	2,656,687	2,625,541

OPERATING EXPENSES:
Selling and advertising	2,280,144	1,619,305	1,562,683
General and administrative	570,375	405,067	381,226

Total	2,850,519	2,024,373	1,943,909

INCOME FROM OPERATIONS	890,362	632,314	681,632

OTHER INCOME (EXPENSE):
Interest income	13,913	9,881	11,069
Interest expense	(140,831)	(100,015)	(59,186)
Other—net	(5,787)	(4,110)	3,671

Other income (expense)—net	(132,705)	(94,244)	(44,446)

INCOME BEFORE PROVISION FOR INCOME TAXES	757,657	538,070	637,186
PROVISION FOR INCOME TAXES	259,497	184,289	229,387

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	498,160	353,781	407,799
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	18,143	12,884	12,521

NET INCOME	$480,017	€340,897	€395,278

BASIC EARNINGS PER SHARE (ADS):	$1.05	€0.75	€0.87

FULLY DILUTED EARNINGS PER SHARE (ADS):	$1.05	€0.74	€0.86

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic		456,478.6	454,894.0
Diluted		457,937.0	458,544.8

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4081 on September 30, 2008 (see Note 5).

(2)
Amounts in thousands except per share data.

(3)
Includes a non-recurring gain related to the sale of real estate property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 (UNAUDITED)

	Common Stock
			Additional Paid-in Capital			Accumulated Other Comprehensive Loss		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings	Comprehensive Income		Treasury Shares
	(Thousands of Euro)

BALANCES, January 1, 2008	462,623,620	27,757	277,947	2,636,868		(377,428)	(69,987)	2,495,158
Exercise of stock options	566,213	34	5,339					5,373
Translation adjustment					15,748	15,748		15,748
Non-cash stock-based compensation			12,869					12,869
Minimum pension liability, net of taxes					1,064	1,064		1,064
Change in fair value of derivative instruments, net of taxes					(9,237)	(9,237)		(9,237)
Unrealized gain on available-for-sale securities, net of taxes					(33)	(33)		(33)
Dividends declared				(223,617)				(223,617)
Net income				340,897	340,897			340,897

Comprehensive income					348,439

BALANCES, September 30, 2008	463,189,833	27,791	296,155	2,754,148		(369,886)	(69,987)	2,638,221

Comprehensive income					$490,637

(Thousands of US dollars)(1)
BALANCES, September 30, 2008	463,189,833	$39,133	$417,016	$3,878,116		$(520,836)	$(98,549)	$3,714,879

(Thousands of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4081 on September 30, 2008 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007 (UNAUDITED)

	2008	2008	2007(2)
	(Thousands of US dollars)(1)	(Thousands of Euro)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$480,017	€340,897	€395,278

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries	18,142	12,884	12,521
Non-cash stock-based compensation	18,121	12,869	36,392
Depreciation and amortization	276,420	196,307	168,786
Benefit from deferred income taxes	(17,787)	(12,632)	(44,841)
Net (gain)/loss on assets sales and other	14,696	10,437	(16,717)
Termination indemnities matured during the period—net	(115)	(82)	(1,858)
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	26,493	18,815	(49,087)
Prepaid expenses and other	67,476	47,920	(138,146)
Inventories	(36,999)	(26,276)	(15,608)
Accounts payable	(151,740)	(107,762)	(35,409)
Accrued expenses and other	(74,491)	(52,902)	(31,361)
Accrual for customers' right of return	5,730	4,069	8,337
Income taxes payable	34,003	24,148	(43,672)

Total adjustments	179,948	127,795	(150,664)

Net cash provided by operating activities	$659,965	€468,692	€244,614

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4081 on September 30, 2008 (see Note 5).

(2)
Includes a non-recurring gain related to the sale of real estate property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007 (UNAUDITED)

	2008	2008	2007(2)
	(Thousands of US dollars)(1)	(Thousands of Euro)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	$(275,139)	€(195,397)	€(198,269)
Disposals			28,600
Proceeds from sale of activities, net	8,095	5,749
Purchases of businesses, net of cash acquired	(11,375)	(8,078)	(116,216)
Increase in intangible assets	(19,432)	(13,800)	(1,676)

Net cash used in investing activities	(297,849)	(211,526)	(287,560)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	1,135,982	806,748	486,088
Repayments	(1,170,834)	(831,499)	(529,233)
Increase in overdraft balances	(10,902)	(7,742)	217,412
Exercise of stock options	7,567	5,374	23,743
Dividends	(314,875)	(223,617)	(191,077)

Net cash (used in)/provided by financing activities	(353,061)	(250,736)	6,933

CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS	9,054	6,430	(36,013)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	426,506	302,894	339,122
Effect of exchange rate changes on cash and cash equivalents	(6,020)	(4,275)	(1,254)

CASH AND CASH EQUIVALENTS, END OF PERIOD	$429,539	€305,049	€301,854

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$117,375	€83,357	€49,446
Cash paid during the period for income taxes	$212,224	€150,716	€309,075

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4081 on September 30, 2008 (see Note 5).

(2)
Includes a non-recurring gain related to the sale of real estate property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheet as of September 30, 2008 and the related statements of consolidated income and cash flows for the nine months ended September 30, 2008 and 2007, and the statement of consolidated shareholders' equity for the nine months ended September 30, 2008 of Luxottica Group S.p.A. (the "Company", and together with its subsidiaries the "Group") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of September 30, 2008 and 2007 and for the nine months ended September 30, 2008 and 2007, have been made.

        The interim consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements as of and for the year ended December 31, 2007. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Group and are consistent with those applied in the Group's annual report on Form 20-F for its fiscal year ended December 31, 2007. The results of operations for the nine months ended September 30, 2008 are not necessarily indicative of the operating results for the full year.

        The December 31, 2007 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Group believes that the disclosures are adequate to make the information presented not misleading.

2.  INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	September 30, 2008	December 31, 2007

Raw materials	€121,799	€117,191
Work in process	52,906	52,132
Finished goods	488,220	492,839
Less: inventory obsolescence reserves	(52,373)	(87,146)

Total	€610,552	€575,016

3.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

4.  STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 23,778,900 ordinary shares of the Group were outstanding at September 30, 2008. Outstanding options granted under the Group's Stock Option Plans (10,428,900

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4.  STOCK OPTION AND PERFORMANCE PLANS (Continued)

ordinary shares) become exercisable in either three equal annual installments, two equal installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. All options expire on or before March 14, 2017. During the first nine months of 2008, 566,213 options were exercised.

        Performance-based options granted in 2004 under the 2004 Stock Option Plan (1,000,000 ordinary shares) became exercisable on January 31, 2007. During the first nine months of 2008, 20,000 options from this grant were exercised.

        On September 14, 2004, the Group announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Group's authorized and issued share capital, to a stock option plan for top management of the Group. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During the first nine months of 2008, no options from this grant were exercised.

        Performance-based options from two grants in July 2006 under the 2006 Stock Option Plan (grants of 9,500,000 and 3,500,000 ordinary shares, respectively) vest and become exercisable only if certain economic objectives are met. During the first nine months of 2008, 100,000 options were forfeited.

        In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the "Board") (the "2008 PSP") was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group's key employees and to recognize their contribution to the Group's success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Group performance targets to be determined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,203,600 rights to receive ordinary shares.

5.  U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the nine months ended September 30, 2008 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.4081 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at September 30, 2008. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

6.  INCOME TAXES

        As of January 1, 2007, the Group adopted Financial Accounting Interpretation ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109". FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

6.  INCOME TAXES (Continued)

litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 is applied to all existing tax positions for all open tax periods as of the date of adoption. The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

        The aggregate unrecognized tax benefit as of September 30, 2008 is Euro 53.3 million (Euro 56.6 million as of December 31, 2007). The Group does not anticipate the unrecognized tax benefits to change significantly in the twelve-month period ending September 30, 2009.

        The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Group's accrual for penalties and interest related to the uncertain tax benefits noted above, during the nine-month period ended September 30, 2008 and 2007, were immaterial. As of September 30, 2008, the Group has recognized a liability for penalties of approximately Euro 5.0 million (Euro 4.9 million as of December 31, 2007) and interest of approximately Euro 8.6 million (Euro 9.6 million as of December 31, 2007).

        The Group's major tax jurisdictions consist of Italy, U.S. Federal and Australia. As of September 30, 2008, tax years that remain subject to examination by the relevant tax authorities are as follows:

Italy	2003 to present
U.S. Federal	2005 to present
Australia	2004 to present

7.  SEGMENTS AND RELATED INFORMATION

        The Group operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Group's management for the purpose of evaluating the Group's performance and for making decisions about future allocations of resources.

        Commencing on January 1, 2008, both the manufacturing and wholesale distribution segment and the retail distribution segment data include the results of operations of Oakley Inc.'s ("Oakley") wholesale and retail businesses, respectively. Oakley was acquired by the Group on November 14, 2007.

        The "Inter-Segment Transactions and Corporate Adjustments" column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for both the manufacturing and wholesale distribution and the retail distribution segments. Identifiable assets are those tangible and intangible assets used in

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

7.  SEGMENTS AND RELATED INFORMATION (Continued)

operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(In thousands of Euro) Nine months ended September 30,	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2008
Net sales	1,926,542	2,332,392	(293,798)	3,965,136
Income from Operations	451,392	249,001	(68,078)	632,314
Total assets	2,682,695	1,566,019	3,024,849	7,273,562
2007
Net sales	1,514,493	2,519,868	(256,807)	3,777,554
Income from Operations(2)	418,017	303,035	(39,420)	681,632
Total assets	2,093,057	1,418,938	1,637,288	5,149,282
2007 Pro forma(1)
Net sales	1,960,896	2,647,183	(326,958)	4,281,122
Income from Operations(2)	468,662	317,802	(58,948)	727,516

(1)
The unaudited pro forma net sales and income from operations financial information gives effect to the consummation of the Oakley acquisition as if the acquisition had occurred on January 1, 2007, using the purchase method of accounting, in order to provide a better comparison of the operating results of the two periods discussed. The unaudited pro forma net sales and operating income for the nine months ended September 30, 2007, have been derived from our unaudited condensed consolidated statement of income for the nine months ended September 30, 2007, as reported by us in our quarterly report filed on Form 6-K for the first nine months of 2007, and Oakley's unaudited condensed consolidated statement of income for the nine months ended September 30, 2007, as reported on Oakley's Form 10-Q for the first nine months of 2007.

The unaudited pro forma net sales and income from operations financial information reflects pro forma adjustments for trademark and intangible asset amortization for intangibles identified as a result of the business combination and for the elimination of inter-company transactions had Oakley been part of the consolidated group, all of which are based on available information and certain assumptions that we believe are reasonable under the circumstances. In the opinion of management, all adjustments that are necessary to present fairly the pro forma net sales and income from operations financial information have been made.

The unaudited pro forma net sales and income from operations financial information does not purport to represent what our net sales or income from operations would actually have been had the acquisition of Oakley occurred on such date or to project our results of operations or financial position for any future date or period. The unaudited pro forma net sales and income from operations financial information does not reflect any adjustments to conform accounting practices of Oakley with that of the Group or to reflect any cost savings or other benefits anticipated as a result of the acquisition, the effect of asset dispositions, if any, or any transaction-related expenses.

You should read the unaudited pro forma net sales and income from operations financial information in conjunction with the "Comments on financial results for the three and the nine months ended September 30, 2008 and 2007" and the unaudited consolidated financial statements and related notes thereto included herein.

(2)
Includes a non-recurring gain related to the sale of real estate property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

8.  COMMITMENTS AND CONTINGENCIES

        The Group becomes involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Group's Annual Report on Form 20-F for the year ended December 31, 2007, could have a material adverse effect on the Group's business, financial position or future operating results. It is the opinion of management that the Group has meritorious defenses against such claims, which the Group will vigorously pursue.

9.  BRIDGE LOAN REFINANCING

        On July 1, 2008, the Company's subsidiary, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The principal amounts of Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the Notes received on July 1, 2008 were used to repay a portion of the Bridge Loan Facility expiring on July 1, 2008. In addition, the Group extended the amended Bridge Loan of U.S. $150 million for a further 18 months starting from July 1, 2008.

ITEM 2. COMMENTS ON FINANCIAL RESULTS FOR THE THREE AND THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

        The following discussion should be read in conjunction with the disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2007, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition, as well as our significant accounting policies.

OVERVIEW

        We are a global leader in eyewear operating in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brands and designer lines of mid- to premium-priced prescription frames and sunglasses, and, with the acquisition of Oakley, Inc. ("Oakley") in November 2007, we, through various Oakley subsidiaries, have also become a designer, manufacturer and worldwide distributor of performance optics products. Through our retail operations, as of September 30, 2008, we owned and operated 5,671 retail locations worldwide and franchised, licensed or entered into a joint venture with respect to an additional 576 locations principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank, David Clulow and our Licensed Brands (Sears Optical and Target Optical), as well as through the retail brands of our Oakley business acquired in November 2007, including, among others, Oakley Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen and Bright Eyes. At September 30, 2008, our retail operations by geographic region and significant trade names were as follows:

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

North America	LensCrafters	956		Prescription
	Pearle Vision	449	390	Prescription
	Sunglass Hut	1560		Sun
	ILORI	13		Sun
	Sunglass Icon	130	11	Sun
	The Optical Shop of Aspen	22		Prescription
	Oliver Peoples	4	1	Prescription/Sun
	Oakley Stores and Vaults	89		Sun/Apparel
	Licensed Brands:
	Sears Optical	883		Prescription
	Target Optical	317		Prescription

Asia-Pacific	OPSM	319		Prescription
	Laubman & Pank	131		Prescription
	Budget Eyewear	70	18	Prescription
	Sunglass Hut	207		Sun
	Bright Eyes	46	94	Sun
	Oakley Stores and Vaults	13	1	Sun/Apparel
	Oliver Peoples		1	Prescription/Sun

China and Hong Kong	LensCrafters	165		Prescription
	Sunglass Hut	6		Sun
	Other Brands	75		Prescription

Europe	Sunglass Hut	85		Sun
	Oakley Stores and Vaults	8	4	Sun/Apparel
	David Clulow	50	15	Prescription/Sun

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

Africa and Middle East	Sunglass Hut		33	Sun
	Oakley Stores and Vaults		1	Sun/Apparel

South Africa	Sunglass Hut	70		Sun
	Oakley Stores and Vaults	2		Sun/Apparel

Central and South America	Oakley Stores and Vaults	1	7	Sun/Apparel

        Our net sales consist of direct sales of finished products manufactured under our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail businesses.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate, as well as on our ability to offer products that meet the ever changing tastes of high-end consumers.

        Our results of operations, which are reported in Euro, are subject to currency rate fluctuations particularly between the Euro and the U.S. dollar due to our significant U.S. business. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3442 in the first nine months of 2007 to Euro 1.00 = U.S. $1.5219 in the first nine months of 2008. Additionally, with the acquisition of OPSM Group Limited in 2003, our results of operations are also susceptible to currency rate fluctuations between the Euro and the Australian dollar ("AUD"). The Australian dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = AUD 1.6372 in the first nine months of 2007 to Euro 1.00 = AUD 1.6685 in the first nine months of 2008. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted our reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact our reported financial results in the future.

The Oakley Merger

        On November 14, 2007, we completed the merger with Oakley, for a total purchase price of approximately U.S. $2.1 billion. In accordance with the terms of the merger agreement, Oakley's outstanding shares of common stock were converted into the right to receive U.S. $29.30 per share in cash and Oakley became an indirect subsidiary of the Company. The merger was accounted for as a business combination for accounting purposes. For more information on the Oakley merger, please see Item 5—"Operating and Financial Review and Prospects—The Oakley Merger" in our annual report on Form 20-F for the fiscal year ended December 31, 2007.

        In connection with the Oakley acquisition, we increased our outstanding debt by approximately U. S. $2.2 billion.

        Since the consummation of the acquisition, we have begun to implement our strategic integration plan with respect to Oakley. We immediately launched a full portfolio of project tasks, with specific objectives, dedicated joint teams and designated accountabilities to address key integration and synergy areas, with direct significant involvement of our top management.

        We expect that our integration with Oakley will result in synergies in the following areas:

  •
  International wholesale development;

  •
  Developments related to specific brands (especially Revo and Arnette);

  •
  Sourcing retail operations synergies in the key markets of North America and Asia Pacific; and

  •
  General and administrative expenses.

        Currently, all integration project activities are proceeding substantially according to plan. In particular, specific integration tasks have been completed, including namely, the integration of the retail operations in North America, the integration of the Oakley dedicated sales force and marketing personnel within the Luxottica commercial infrastructure in selected European countries and joint sourcing initiatives, while others are in their relevant implementation and/or detailed planning phase, and are expected to be executed within the planned timeframe.

        We expect that the transaction will result in approximately Euro 100 million per year in operating synergies within three years of the completion of the merger, driven by revenue growth and efficiencies. We expect to realize approximately Euro 20 million, Euro 60 million and Euro 100 million of operating synergies in 2008, 2009 and 2010, respectively. We are currently on schedule to realize the initial estimate of such operating synergies. In addition, we anticipate incurring approximately Euro 25 million in one-time charges related to the acquisition and integration, spread out over a two-year period, commencing in 2008. As of September 30, 2008, we have realized operating synergies of approximately Euro 13 million. Expected operating synergies are approximately Euro 7 million for the fourth quarter of 2008.

        The primary factors that may influence our ability to execute our integration plans and realize the anticipated cost savings include:

  •
  difficulty in integrating the Oakley business and operations in an efficient and effective manner;

  •
  inability to achieve strategic objectives, cost savings and other benefits from the acquisition;

  •
  the loss of key employees of the acquired business;

  •
  the diversion of the attention of senior management from our operations;

  •
  liabilities that were not known at the time of acquisition or the need to address tax or accounting issues;

  •
  difficulty integrating Oakley's human resources systems, operating systems, inventory management systems, and assortment planning systems with our systems; and

  •
  the cultural differences between our organization and Oakley's organization.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Nine months ended September 30,

	2008	%	2007(1)%

Net sales	€3,965,136	100.0	€3,777,554	100.0
Cost of sales	1,308,449	33.0	1,152,013	30.5

Gross profit	2,656,687	67.0	2,625,541	69.5
Selling and advertising expense	1,619,305	40.8	1,562,683	41.4
General and administrative expense	405,067	10.2	381,226	10.1

Income from operations	632,314	15.9	681,632	18.0
Other income (expense)—net	(94,244)	2.4	(44,446)	1.2

Income before provision for income taxes	538,070	13.6	637,186	16.9
Provision for income taxes	184,289	4.6	229,387	6.1
Minority interests	12,884	0.3	12,521	0.3

Net income	€340,897	8.6	€395,278	10.5

(1)
Includes non-recurring gain related to the sale of real estate property in Q2 2007. The impact of the sale was a gain of approximately Euro 20 million before taxes and approximately Euro 13 million after taxes.

         Net Sales.    Net sales increased by Euro 187.6 million, or 5.0 percent, to Euro 3,965.1 million during the first nine months of 2008 from Euro 3,777.6 million in the same period of 2007. Euro 553.7 million of such increase is attributable to the inclusion of net sales generated by the Oakley business for the nine months ended September 30, 2008. Euro 44.8 million of such increase is attributable to the increased sales of the manufacturing and wholesale distribution segment for the nine months ended September 30, 2008. These positive effects were partially offset by (i) negative currency fluctuation effects, in particular due to a weaker U.S. dollar compared to the Euro, which reduced net sales by Euro 342.2 million, primarily from the retail distribution segment and (ii) the overall soft performance of the retail distribution segment, which caused a reduction in net sales of Euro 68.6 million. On a pro forma(1) basis, i.e. including the net sales of Oakley for the first nine months of 2007 (see Note 7—"Segments and Related Information" above), net sales for the first nine months of 2008 would have decreased by Euro 316.0 million, or 7.4 percent, compared to the same period of 2007. The soft performance of the retail distribution segment, which generated a decrease in pro forma net sales of Euro 42.6 million, or 1.6 percent, and the strengthening of the Euro, mainly versus the U.S. dollar, which generated a decrease in pro forma net sales of 342.2 million, were the primary reasons for the decrease in the pro forma net sales in the first nine months of 2008 compared to the same period of 2007. These effects offset the Euro 68.9 million or 4.2 percent increase in pro forma net sales to third parties in the manufacturing and wholesale segment.

(1)
Pro forma net sales for the nine months ended September 30, 2007 include Oakley net sales, net of inter-company transactions, as if the Group had acquired Oakley on January 1, 2007.

        Net sales for the retail distribution segment decreased by Euro 187.5 million, or 7.4 percent, to Euro 2,332.4 million in the first nine months of 2008 from Euro 2,519.9 million in the same period of 2007. The decrease in net sales for the period is primarily attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which negatively impacted net sales for the period by Euro 272.2 million and to a 5.1 percent decrease in same-store sales of the North American retail operations. This decrease in net sales attributable to currency effects was partially offset by the growth in net sales in the first nine months of 2008 of Euro 153.4 million, attributable to the inclusion of Oakley's results from its retail business. On a pro forma basis, net sales in the retail distribution segment for the first nine months of 2008 would have decreased by Euro 314.8 million, or 11.9 percent, compared to the same period of 2007. The decrease in pro forma net sales for the period is mainly attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which decreased the retail distribution segment pro forma net sales by Euro 272.2 million, and to the overall soft performance of the retail distribution segment, due in large part to reduced consumer spending resulting from the current global financial crisis, which accounted for a decrease of Euro 42.6 million, or 1.6 percent, of the decrease.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 375.0 million, or 29.8 percent, to Euro 1,632.7 million in the first nine months of 2008 from Euro 1,257.7 million in the same period of 2007. Euro 400.3 million of such increase is attributable to the inclusion of net sales generated by the Oakley business for the first nine months of 2008. Euro 44.8 million of the increase is attributable to the increase of net sales to third parties in the manufacturing and wholesale distribution segment, mainly driven by increased sales of our Ray-Ban and Vogue brands, as well as the continued success of sales of branded products of our designer lines, such as Dolce & Gabbana, Burberry, Ralph Lauren and the launch of our new designer license collection, Tiffany. These sales volume increases occurred primarily in the European and North American markets, which together accounted for approximately 76.2 percent and 79.6 percent of the net sales to third parties in our manufacturing and wholesale distribution segment in the first nine months of 2008 and 2007, respectively. These positive effects have been partially offset by negative currency fluctuations, in particular to a weaker U.S. dollar compared to the Euro, which caused a reduction in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 70.1 million. On a pro forma basis, net sales to third parties in the manufacturing and wholesale distribution segment in the first nine months of 2008 would have decreased by Euro 1.2 million, or 0.1 percent, as compared to the same period in 2007. The strengthening of the Euro, mainly versus the U.S. dollar, more than offset the increase of Euro 68.9 million or 4.2 percent in the pro forma net sales to third parties in our manufacturing and wholesale distribution segment.

        During the first nine months of 2008, net sales in the retail distribution segment accounted for approximately 58.8 percent of total net sales, as compared to approximately 66.7 percent of total net sales in the same period of 2007. This decrease in the net sales as a percentage of total net sales for the retail distribution segment is primarily attributable to: (i) a significant increase in net sales to third parties in our manufacturing and wholesale distribution segment, which, as noted above, grew by 29.8 percent in the first nine months of 2008 compared to the same period of 2007, largely as a result of the acquisition of Oakley, which is primarily a wholesale business and (ii) negative currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment, because of the heavy concentration of our retail business in North America, Australia and China, where the Euro is not the functional currency.

        During the first nine months of 2008, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 864.6 million, comprising 53.0 percent of our total net sales in this segment as compared to Euro 786.8 million during the first nine months of 2007, or 62.6 percent of total net sales. The increase of Euro 77.7 million in the first nine months of 2008 compared to the first nine months of 2007, constituted a 9.9 percent increase in net sales due to the inclusion of the new Oakley business. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada was U.S. $577.7 million in local currency terms and comprised 23.2 percent of our total net sales in this segment in the first nine months of 2008, as compared to U.S. $288.1 million in the first nine months of 2007, or 17.0 percent of total net sales. The increase of U.S. $289.5 million in the first nine months of 2008 as compared to the same period of 2007, constituted an increase, in local currency, of 100.5 percent in net sales in this segment in the United States and Canada. This increase in net sales was primarily driven by the inclusion of the Oakley business and the strong performance of certain of our licensed brands, such as Dolce & Gabbana and Burberry, as well as increased sales volumes for certain of our brands, especially Ray-Ban and Vogue. In Euro, because of the inclusion of the dollar-denominated Oakley business, net sales in the United States and Canada increased from the same period in 2007 by only 77.1 percent due to the strengthening of the Euro compared to the U.S. dollar. During the first nine months of 2008 net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world was Euro 388.6 million, comprising 23.8 percent of our total net sales in this segment as compared to Euro 256.5 million during the first nine months of 2007, or 20.4 percent of our net sales. The increase of Euro 132.1 million in the first nine months of 2008 as compared to the same period of 2007 constituted a 51.5 percent increase in this segment in the rest of the world, which was primarily driven by the Oakley business.

        During the first nine months of 2008, net sales in our retail distribution segment in the United States and Canada comprised 83.5 percent of our total net sales in this segment as compared to 84.8 percent of our total net sales for the same period in 2007. In Euro, because of the inclusion of the dollar-denominated Oakley business retail net sales in the United States and Canada decreased by 8.9 percent, from Euro 2,137.6 million in the first nine months of 2007 to Euro 1,947.5 million in the same period of 2008 due to the strengthening of the Euro compared to the U.S. dollar. In U.S. dollars, however, retail net sales in the United States and Canada increased by 3.2 percent from U.S. $2,873.3 million in the first nine months of 2007 to U.S. $2,964.0 million in the same period of 2008 due to the inclusion of the Oakley business. During the first nine months of 2008, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 16.5 percent of our total net sales in the retail distribution segment and constituted an increase of 0.7 percent from Euro 382.3 million in the first nine months of 2007 to Euro 384.9 million in the same period of 2008 primarily due to the inclusion of the Oakley business.

         Cost of Sales.    Cost of sales increased by Euro 156.4 million, or 13.6 percent, to Euro 1,308.4 million in the first nine months of 2008 from Euro 1,152.0 million in the same period of 2007, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales increased to 33.0 percent in the first nine months of 2008, as compared to 30.5 percent in the same period of 2007, mainly due to the significant impact of the currency fluctuations on our net sales, a significant portion of which are generated in U.S. dollars, as compared to the cost of sales, which have a more significant Euro-denominated component than net sales. In the first nine months of 2008, the average number of frames produced daily in our facilities increased to approximately 220,100, as compared to 175,400 in the same period of 2007, which was attributable to increased production in both the Italian and Chinese manufacturing facilities, in addition to the inclusion of approximately 41,800 frames from Oakley's manufacturing business, which were not included in 2007.

         Gross Profit.    Our gross profit increased by Euro 31.1 million, or 1.2 percent, to Euro 2,656.7 million in the first nine months of 2008 from Euro 2,625.5 million in the same period of 2007. As a percentage of net sales, gross profit decreased to 67.0 percent in the first nine months of 2008 from 69.5 percent in the same period of 2007, due to the factors noted above for cost of sales.

         Operating Expenses.    Total operating expenses increased by Euro 80.5 million, or 4.1 percent, to Euro 2,024.4 million in the first nine months of 2008 from Euro 1,943.9 million in the same period of 2007. As a percentage of net sales, operating expenses decreased to 51.1 percent in the first nine months of 2008 from 51.5 percent in the same period of 2007 primarily due to the decrease in net sales of designer brands as compared to house brands, because advertising expenses for house brands have been historically lower.

        Selling and advertising expenses (including royalty expenses) increased by Euro 56.6 million, or 3.6 percent, to Euro 1,619.3 million in the first nine months of 2008 from Euro 1,562.7 million in the same period of 2007, primarily due to increases in sales force compensation costs of Euro 43.9 million, and to higher advertising expenses of Euro 3.5 million. As a percentage of net sales, selling and advertising expenses decreased to 40.8 percent in the first nine months of 2008 compared to 41.4 percent in the same period of 2007.

        General and administrative expenses, including intangible asset amortization, increased by Euro 23.8 million, or 6.3 percent, to Euro 405.1 million in the first nine months of 2008 from Euro 381.2 million in the same period of 2007, primarily due to the one-off gain of Euro 20.0 million before taxes incurred for the sale of real estate in Milan, Italy in May 2007, and to an increase in general and administrative expenses in the manufacturing and wholesale distribution segment, as well as the amortization of the acquired Oakley intangibles of Euro 20.2 million. These increases have been partially offset by the completion of the amortization of some minor trade names of approximately Euro 7.2 million and by savings in general and administrative expenses in the first nine months of 2008 as compared to the same period of 2007. The decrease in general and administrative expenses is mainly due to cost reduction initiatives put in place in 2008 in the retail distribution segment. As a percentage of net sales, general and administrative expenses remained nearly the same at 10.2 percent in the first nine months of 2008 compared to 10.1 percent in the same period of 2007.

         Income from Operations.    For the reasons described above, income from operations in the first nine months of 2008 decreased by Euro 49.3 million, or 7.2 percent, to Euro 632.3 million from Euro 681.6 million in the same period of 2007. As a percentage of net sales, income from operations decreased to 15.9 percent in the first nine months of 2008 from 18.0 percent in the same period of 2007. Excluding the non-recurring gain that occurred in 2007, income from operations would have decreased by 4.4 percent. On a pro forma(2) basis, i.e. including Oakley's results of operations for the first nine months of 2007 (see Note 7—"Segments and Related Information" above) and excluding the non-recurring gain that occurred in 2007, the operating margin for the first nine months of 2007 would have been 16.5 percent instead of 18.0 percent.

(2)
Pro forma income from operations for the period ended September 30, 2007 includes Oakley's income from operations, adjusted by the amortization of trademarks and other intangibles identified as a result of the business combination, as if we had acquired Oakley on January 1, 2007.

         Other Income (Expense)—Net.    Other income (expense)—net was Euro (94.2) million in the first nine months of 2008 as compared to Euro (44.4) million in the same period of 2007. Net interest expense was Euro 90.1 million in the first nine months of 2008 as compared to Euro 48.1 million in the same period of 2007, attributable to an increase in outstanding indebtedness borrowed in connection with the acquisition of Oakley.

         Net Income.    Income before taxes decreased by Euro 99.1 million, or 15.6 percent, to Euro 538.1 million in the first nine months of 2008 from Euro 637.2 million in the same period of 2007. As a percentage of net sales, income before taxes decreased to 13.6 percent in the first nine months of 2008 from 16.9 percent in the same period of 2007. Minority interests increased to Euro 12.9 million in the first nine months of 2008 from Euro 12.5 million in the same period of 2007. Our effective tax rate was 34.3 percent in the first nine months of 2008, as compared to 36.0 percent in the same period of 2007.

        Net income decreased by Euro 54.4 million, or 13.8 percent, to Euro 340.9 million in the first nine months of 2008 from Euro 395.3 million in the same period of 2007. Net income as a percentage of net sales decreased to 8.6 percent in the first nine months of 2008 from 10.5 percent in the same period of 2007. Excluding the non-recurring gain that occurred in 2007, net income as a percentage of net sales would have been 10.1 percent (instead of 10.5 percent) and net income would have decreased by 10.9 percent (instead of 13.8 percent).

        Basic earnings per share were Euro 0.75 in the first nine months of 2008 as compared to Euro 0.87 in the same period of 2007. Diluted earnings per share were Euro 0.74 in the first nine months of 2008 as compared to Euro 0.86 in the same period of 2007. Excluding the non-recurring gain that occurred in 2007, basic earnings per share would have been Euro 0.84 and diluted earnings per share would have been Euro 0.83 in the first nine months of 2007.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Three months ended September 30,

	2008	%	2007	%

Net sales	€1,211,991	100.0	€1,150,952	100.0
Cost of sales	400,131	33.0	336,139	29.2

Gross profit	811,860	67.0	814,813	70.8
Selling and advertising expenses	510,414	42.1	497,073	43.2
General and administrative expenses	106,365	8.8	122,719	10.7

Income from operations	195,081	16.1	195,021	16.9
Other income (expense)—net	(34,060)	2.8	(14,706)	1.3

Income before provision for income taxes	161,021	13.3	180,315	15.7
Provision for income taxes	54,396	4.5	64,913	5.6
Minority interests	2,014	0.2	2,961	0.3

Net income	€104,612	8.6	€112,441	9.8

         Net Sales.    Net sales increased by Euro 61.0 million, or 5.3 percent, to Euro 1,212.0 million during the three-month period ended September 30, 2008 from Euro 1,151.0 million in the same period of 2007. Euro 194.6 million of such increase is attributable to the inclusion of net sales generated by the Oakley business for the three-month period ended September 30, 2008. This positive effect was partially offset by (i) negative currency fluctuation effects, in particular due to a weaker U.S. dollar compared to the Euro, which caused a reduction in net sales of Euro 86.1 million, primarily from the retail distribution segment, and (ii) the overall soft performance of both the retail and the manufacturing and wholesale distribution segments, which caused a reduction in net sales of Euro 42.5 million and Euro 4.9 million, respectively. On a pro forma(3) basis, i.e. including the net sales of Oakley for the three-month period ended September 30, 2007 (see Note 7—"Segments and Related Information" above), net sales for the three-month period ended September 30, 2008 would have decreased by Euro 122.6 million, or 9.2 percent. The soft performance of both the retail and the manufacturing and wholesale distribution segments, which generated a decrease in pro forma net sales of Euro 33.4 million, or 3.8 percent, and Euro 3.2 million, or 0.7 percent, respectively, and the strengthening of the Euro, mainly versus the U.S. dollar, accounted for the decrease in the pro forma net sales for the three-month period ended September 30, 2008, as compared to the same period of 2007.

(3)
Pro forma net sales for the three months ended September 30, 2007 include Oakley net sales, net of inter-company transactions, as if the Group had acquired Oakley on January 1, 2007.

        Net sales for the retail distribution segment decreased by Euro 56.1 million, or 6.7 percent, to Euro 782.2 million in the three-month period ended September 30, 2008 from Euro 838.3 million in the same period of 2007. The decrease in net sales for the period is primarily attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which negatively impacted net sales for the period by Euro 68.9 million and to a 7.6 percent decrease in same-store sales of the North American retail operations. This decrease in net sales attributable to currency effects was partially offset by the growth in net sales in the three-month period ended September 30, 2008 of Euro 55.3 million, attributable to the inclusion of Oakley's results from its retail business. On a pro forma basis, net sales in the retail distribution segment for the three-month period ended September 30, 2008 would have decreased by Euro 102.3 million, or 11.6 percent, compared to the same period of 2007. The decrease in pro forma net sales for the period is largely attributable to the strengthening of the Euro, mainly versus the U.S. dollar, and by a Euro 33.4 million, or 3.8 percent, decrease in the net sales for the segment, due in large part to reduced consumer spending resulting from the current global financial crisis.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 117.2 million, or 37.5 percent, to Euro 429.8 million in the three-month period ended September 30, 2008 from Euro 312.6 million in the same period of 2007. The strengthening of the Euro, mainly versus the U.S. dollar, partially offset the increase of Euro 134.4 million, or 43.0 percent, in net sales to third parties in the manufacturing and wholesale distribution segment. Euro 139.2 million of such increase is attributable to the inclusion of Oakley's business. This increase has been slightly offset by a reduction in sales in some of our designer brands. On a pro forma basis, net sales to third parties in the manufacturing and wholesale distribution segment in the three-month period ended September 30, 2008 would have decreased by Euro 20.4 million, or 4.5 percent, as compared to the same period in 2007. The decrease in pro forma net sales for the period is largely attributable to the strengthening of the Euro, mainly versus the U.S. dollar, and by a Euro 3.2 million, or 0.7 percent, decrease in the net sales for the segment.

        During the three-month period ended September 30, 2008, net sales in the retail distribution segment accounted for approximately 64.5 percent of total net sales, as compared to approximately 72.8 percent of total net sales in the same period of 2007. This decrease in the net sales as a percentage of total net sales for the retail distribution segment is primarily attributable to: (i) a significant increase in net sales to third parties in our manufacturing and wholesale distribution segment, which, as noted above, grew by 37.5 percent in the three-month period ended September 30, 2008 compared to the same period of 2007, as a result of the acquisition of Oakley, which is primarily a wholesale business; (ii) negative currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment because of the heavy concentration of our retail business in North America, Australia and China, where the Euro is not the functional currency; and (iii) the softening of the global economy, which impacts consumer retail spending.

        During the three-month period ended September 30, 2008, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 190.0 million, comprising 44.2 percent of our total net sales in this segment as compared to 54.9 percent for the three-month period ended September 30, 2007, constituting a 10.8 percent increase in net sales from Euro 171.5 million. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada was U.S. $176.0 million in local currency terms and comprised 27.2 percent of our total net sales in this segment in the three-month period ended September 30, 2008, compared to 20.3 percent of our total net sales in this segment for the same period in 2007. The U.S. $176.0 million sales constituted an increase, in local currency, of 100.7 percent from U.S. $87.7 million of sales in the three-month period ended September 30, 2007. This increase in net sales was mainly driven by the inclusion of the Oakley business. In Euro, because of the inclusion of the dollar-denominated Oakley business, net sales in the United States and Canada increased from the same period in 2007 by only 84.4 percent due to the strengthening of the Euro compared to the U.S. dollar. Net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world was Euro 122.7 million, comprising 28.5 percent of our total net sales in this segment as compared to 24.8 percent of our total net sales for the same period in 2007, and constituted an increase of 58.1 percent from Euro 77.6 million.

        During the three-month period ended September 30, 2008, net sales in the retail distribution segment in the United States and Canada comprised 83.4 percent of our total net sales in this segment as compared to 84.4 percent of our total net sales of the segment for the same period in 2007. In Euro, because of the inclusion of the dollar-denominated Oakley business, retail net sales in the United States and Canada decreased by 7.9 percent, from Euro 707.8 million in the three-month period ended

September 30, 2007 to Euro 652.1 million in the same period of 2008 due to the strengthening of the Euro compared to the U.S. dollar. In U.S. dollars, however, retail net sales in the United States and Canada increased by 0.8 percent from U.S. $973.4 million in the three-month period ended September 30, 2007 to U.S. $981.5 million in the same period of 2008 due to the inclusion of the Oakley business. During the three-month period ended September 30, 2008, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 16.6 percent of our total net sales in the retail distribution segment and constituted a decrease of 0.3 percent from Euro 130.5 million in the three-month period ended September 30, 2007 to Euro 130.1 million in the same period of 2008.

         Cost of Sales.    Cost of sales increased by Euro 64.0 million, or 19.0 percent, to Euro 400.1 million in the three-month period ended September 30, 2008 from Euro 336.1 million in the same period of 2007, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales increased to 33.0 percent in the three-month period ended September 30, 2008, as compared to 29.2 percent in the same period of 2007, mainly due to the significant impact of the currency fluctuations on our net sales, a significant portion of which are generated in U.S. dollars, as compared to the cost of sales which have a more significant Euro-denominated component than net sales. In the three-month period ended September 30, 2008, the average number of frames produced daily in our facilities increased to approximately 211,100, as compared to 177,300 in the same period of 2007, which was attributable to increased production in both the Italian and Chinese manufacturing facilities, in addition to the inclusion of approximately 40,900 frames from Oakley's manufacturing business, which were not included in 2007.

         Gross Profit.    Our gross profit decreased by Euro 3.0 million, or 0.4 percent, to Euro 811.9 million in the three-month period ended September 30, 2008 from Euro 814.8 million in the same period of 2007. As a percentage of net sales, gross profit decreased to 67.0 percent in the three-month period ended September 30, 2008 from 70.8 percent in the same period of 2007, due to the factors noted above for cost of sales.

         Operating Expenses.    Total operating expenses decreased by Euro 3.0 million, or 0.5 percent, to Euro 616.8 million in the three-month period ended September 30, 2008 from Euro 619.8 million in the same period of 2007. As a percentage of net sales, operating expenses decreased to 50.9 percent in the three-month period ended September 30, 2008 from 53.9 percent in the same period of 2007 primarily due to the decrease of the advertising and general and administrative expenses in our retail distribution segment, due to cost reduction initiatives put in place in 2008.

        Selling and advertising expenses (including royalty expenses) increased by Euro 13.3 million, or 2.7 percent, to Euro 510.4 million in the three-month period ended September 30, 2008 from Euro 497.1 million in the same period of 2007, primarily due to increases in sales force compensation costs of Euro 15.2 million, somewhat offset by lower advertising expenses of Euro 5.8 million. As a percentage of net sales, selling and advertising expenses decreased to 42.1 percent in the three-month period ended September 30, 2008 compared to 43.2 percent in the same period of 2007.

        General and administrative expenses, including intangible asset amortization, decreased by Euro 16.4 million, or 13.3 percent, to Euro 106.4 million in the three-month period ended September 30, 2008 from Euro 122.7 million in the same period of 2007, primarily due to a decrease in general and administrative expenses in the retail distribution segment. As a percentage of net sales, general and administrative expenses decreased to 8.8 percent in the three-month period ended September 30, 2008 from 10.7 percent in the same period of 2007.

         Income from Operations.    For the reasons described above, income from operations in the three-month period ended September 30, 2008 remained nearly flat at Euro 195.1 million as compared to Euro 195.0 million in the same period of 2007. As a percentage of net sales, income from operations decreased to 16.1 percent in the three-month period ended September 30, 2008 from 16.9 percent in the same period of 2007. On a pro forma(4) basis, i.e. including Oakley's results of operations for the three-month period ended September 30, 2007 (see Note 7—"Segments and Related Information" above), the operating margin for the three-month period ended September 30, 2007 would have been 16.4 percent instead of 16.9 percent.

(4)
Pro forma income from operations for the three months ended September 30, 2007 includes Oakley's income from operations, adjusted by the amortization of trademarks and other intangibles identified as a result of the business combination, as if we had acquired Oakley on January 1, 2007.

         Other Income (Expense)—Net.    Other income (expense)—net was Euro (34.1) million in the three-month period ended September 30, 2008 as compared to Euro (14.7) million in the same period of 2007. Net interest expense was Euro 31.6 million in the three-month period ended September 30, 2008 as compared to Euro 16.0 million in the same period of 2007, attributable to an increase in outstanding indebtedness borrowed in connection with the acquisition of Oakley.

         Net Income.    Income before taxes decreased by Euro 19.3 million, or 10.7 percent, to Euro 161.0 million in the three-month period ended September 30, 2008 from Euro 180.3 million in the same period of 2007. As a percentage of net sales, income before taxes decreased to 13.3 percent in the three-month period ended September 30, 2008 from 15.7 percent in the same period of 2007. Minority interests decreased to Euro 2.0 million in the three-month period ended September 30, 2008 from Euro 3.0 million in the same period of 2007. Our effective tax rate was 33.8 percent in the three-month period ended September 30, 2008, as compared to 36.0 percent in the same period of 2007.

        Net income decreased by Euro 7.8 million, or 7.0 percent, to Euro 104.6 million in the three-month period ended September 30, 2008 from Euro 112.4 million in the same period of 2007. Net income as a percentage of net sales decreased to 8.6 percent in the three-month period ended September 30, 2008 from 9.8 percent in the same period of 2007.

        Basic earnings per share were Euro 0.23 in the three-month period ended September 30, 2008 as compared to Euro 0.25 in the same period of 2007. Diluted earnings per share were Euro 0.23 in the three-month period ended September 30, 2008 as compared to Euro 0.24 in the same period of 2007.

BALANCE SHEET DISCUSSION

Our Cash Flows

         Operating Activities.    Our cash provided by operating activities was Euro 468.7 million and Euro 244.6 million for the first nine months of 2008 and 2007, respectively. The Euro 224.1 million increase in the first nine months of 2008 as compared to the same period of 2007 was primarily attributable to advance payments of U.S. $199.0 million paid by us in January 2007 to Ralph Lauren for future contracted minimum royalties, classified among the "prepaid expenses and other" within the Consolidated Statement of Cash Flow. Depreciation and amortization were Euro 196.3 million in the first nine months of 2008 as compared to Euro 168.8 million in the same period of 2007. This increase in depreciation and amortization was attributable to the increased intangible and fixed assets associated with the Oakley acquisition. The change in deferred taxes was Euro (12.6) million in the first nine months of 2008 compared to Euro (44.8) million for the same period of 2007. The difference is mainly due to the business reorganization of certain Italian companies which occurred in 2007, resulting in the release of certain deferred tax liabilities. The change in accounts receivable was Euro 18.8 million in the first nine months of 2008 as compared to Euro (49.1) million in the same period of 2008. The variance is mainly due to the reduction of the days-of-sales-outstanding. The inventory change was Euro (26.3) million in the first nine months of 2008, compared to a Euro (15.6) million for the same period of 2007. The increase in 2008 was mainly due to slow down of sales as compared to the same period of 2007. The change in accounts payable was Euro (107.8) million in the first nine months of 2008 as compared to Euro (35.4) million in the same period of 2007. The difference is attributable to making payments on a shorter time frame in the first nine months of 2008 as compared to the same period in 2007. The change in accrued expenses and other was Euro (52.9) million in the first nine months of 2008 as compared to Euro (31.4) million in the same period of 2007. The increase is mainly related to the effect of the strengthening of the Euro compared to the U.S. dollar. The change in income taxes payable was Euro 24.1 million in the first nine months of 2008 as compared to Euro (43.7) million in the same period of 2007. The difference is mainly due to the change in the timing of the tax payments in Italy as compared to the first nine months of 2007.

         Investing Activities.    Our cash used in investing activities was Euro (211.5) million for the first nine months of 2008 as compared to Euro (287.6) million for the same period of 2007. The decrease in cash used in investing activities was primarily due to the acquisitions made in the first nine months of 2007, which accounted for a cash outflow of Euro 116.2 million. In particular, in the first nine months of 2007, the Group acquired (i) the optical retail business of D.O.C Optics for approximately Euro 83.7 million (U.S. $110.2 million), (ii) two prominent specialty sun chains in South Africa with a total of 65 stores for approximately Euro 10.0 million, and (iii) other small retail businesses in Australia and New Zealand for approximately Euro 6.0 million. Capital expenditures were Euro 195.4 million for the first nine months of 2008 as compared to Euro 198.3 million for the same period of 2007. Capital expenditures mainly relate to the investment in both the manufacturing facilities of the manufacturing and wholesale distribution segment and in the opening, remodeling and relocation of stores in the retail distribution segment. Disposals of fixed assets accounted for a cash inflow in the first nine months of 2007 of approximately Euro 28.6 million, mainly related to the May 2007 sale of a real property located in Milan, Italy.

         Financing Activities.    Our cash provided by/(used in) financing activities for the first nine months of 2008 and 2007 was Euro (250.7) million and Euro 6.9 million, respectively. Cash provided by/(used in) financing activities for the first nine months of 2008 consisted primarily of the proceeds of Euro 806.7 million from long-term debt borrowings and Euro 831.5 million used to pay down long-term debt expiring during the first nine months of 2008, in addition to the payment of dividends of Euro 223.6 million. Cash provided by/used in financing activities for the first nine months of 2007 consisted primarily of the proceeds of Euro 486.1 million from long-term debt borrowings and Euro 529.2 million in cash used to repay long-term debt expiring during the first nine months of 2007, in addition to the payment of dividends of Euro 191.1 million.

        We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion. So far, we have not seen a worsening of our credit conditions or any limitations in the availability of our credit facilities, as a consequence of the global financial crisis. We continue to monitor how the credit crisis evolves in order to have appropriate action plans in case of need.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by us and certain of our subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. We use these short-term lines of credit to satisfy our short-term cash needs.

        Our total net indebtedness was Euro 2,910.6 million as of September 30, 2008. Available additional borrowings under credit facilities as of such date were Euro 454.7 million.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300.0 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes matured on September 3, 2008 and have been re-paid in full. The Series C Notes mature on September 3, 2010. The Series A and Series C Notes required annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by us and our subsidiary Luxottica S.r.l., the Company's wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The Notes contain certain financial and operating covenants. As of September 30, 2008, we were in compliance with all of the applicable covenants, including calculations of financial covenants.

        In September 2003, we entered into a credit facility with Banca Intesa S.p.A. of Euro 200.0 million. The credit facility included a Euro 150.0 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30.0 million starting September 30, 2006 until the final maturity date. Interest accrued on the term loan at EURIBOR (as defined in the agreement) plus 0.55 percent. The revolving loan provided borrowing availability of up to Euro 50.0 million; amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. As of September 30, 2008, Euro 25.0 million had been drawn from the revolving portion. Interest accrues on the revolving loan at EURIBOR (as defined in the agreement) plus 0.55 percent was September 30, 2008. On September 30, 2008, the final maturity of the credit facility, the credit facility was re-paid in full.

        In June 2005, we entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120.0 million, which began to decrease by Euro 30.0 million every six months commencing on March 30, 2007 ("Intesa OPSM Swaps"). These swaps expired on September 30, 2008.

        On June 3, 2004, we and our subsidiary U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of our existing debt as it matures. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013.

Tranche C is a revolving credit facility of Euro 725.0 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and re-borrowed with all outstanding balances maturing in March 2013. On September 30, 2008, U.S. $680.0 million (Euro 482.9 million) had been drawn from Tranche C by U.S. Holdings and Euro 175.0 million by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on September 30, 2008 was 5.261 percent for Tranche A, 3.090 percent for Tranche B, 3.562 percent on Tranche C amounts borrowed in U.S. dollars and 4.834 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of September 30, 2008. As of September 30, 2008, Euro 1,023.7 million was borrowed under this credit facility.

        In June 2005, we entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405.0 million with various banks which began to decrease by Euro 45.0 million every three months beginning on June 3, 2007 ("Club Deal Swaps"). These Club Deal Swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.51 percent per annum.

        During the fourth quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These Tranche B Swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.616 percent per annum.

        Certain of the interest rate swaps mentioned above have Lehman Brothers International (Europe) ("LBIE") as the counter party. The aggregate initial notional amount of these LBIE swaps is U.S. $125.0 million. Since September 15, 2008 LBIE has been under administration, and we received notice of the appointment of administrators to LBIE. As of September 30, 2008, the LBIE swaps remain outstanding with a negative immaterial mark-to-market value. In October, we started a procedure to substitute LBIE (a "Novation Agreement") with another bank that will be selected from among our core banks. This Novation Agreement will allow us to maintain the same terms and conditions already in place with LBIE.

        In December 2005, we entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion may be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. We repaid the outstanding amount on the maturity date with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of September 30, 2008, Euro 100.0 million was borrowed under this credit facility. Interest accrues on the revolving loan at EURIBOR (as defined in the agreement) plus 0.25 percent (4.772 percent on September 30, 2008). We can select interest periods of one, three or six months. The final maturity of the credit facility is December 3, 2008.

        To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a Term Loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, made available to us. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on our ratio of net debt to EBITDA, except for the period between the date of the first utilization date and the calculation of the covenants for the first six months of 2008, for which the spread is fixed to 40 basis points. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.40 percent (3.084 percent for Facility D and 3.219 percent for Facility E on September 30, 2008). The final maturity of the credit facility is October 12, 2012. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of September 30, 2008. U.S. $1,500.0 million was borrowed under this credit facility as of September 30, 2008.

        During the fourth quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

        The short-term bridge loan facility is for an aggregate principal amount of U.S. $500.0 million. This facility is underwritten by Bank of America Securities Limited and UniCredit Market and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch). Interest accrued on the short-term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to the U.S. $500.0 million short-term bridge loan facility entered into to finance the Oakley acquisition. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrues at LIBOR (as defined in the agreement) plus 0.60 percent (3.086 percent as of September 30, 2008). As of September 30, 2008, U.S. $150.0 million was borrowed under this facility.

        In April 2008, we entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 0.375 percent (4.888 percent as of September 30, 2008). We can select interest periods of one, three or six months. The final maturity of the credit facility is October 8, 2009. As of September 30, 2008, Euro 150.0 million was borrowed under this facility.

        On May 29, 2008, we entered into a Euro 250.0 million revolving credit facility, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (5.606 percent as of September 30, 2008). As of September 30, 2008, Euro 100.0 million was borrowed under this credit facility.

        On July 1, 2008 our subsidiary U.S. Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The principal amounts of Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the Notes received on July 1,

2008, were used to repay a portion of the Bridge Loan Facility expiring on July 1, 2008. In addition, we extended the amended Bridge Loan of U.S. $150 million for a further 18 months starting from July 1, 2008.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On June 25, 2008, our subsidiary Ray Ban Indian Holdings Inc., which owns approximately 70.5 percent of RayBan Sun Optics India Limited, a company listed on the Bombay Stock Exchange, proposed to make a voluntary delisting offer to the public shareholders of RayBan Sun Optics India Limited pursuant to the SEBI (delisting of securities) Guidelines 2003. On July 25, 2008 the Ray Ban Sun Optics India Limited shareholders' meeting approved the delisting offer. During the bid period, the shareholders tendered 2,521,841 shares, and Ray Ban Indian Holdings Inc. reached the required quota for the delisting. On August 26, 2008 the exit price of Rs 140 was determined and on September 11, 2008, the last day for tendering shares, an additional number of 1,813,872 tendered shares were exchanged. As a result, Ray Ban Indian Holdings Inc. owns approximately 88.2 percent of RayBan Sun Optics India Limited.

        Effective July 31, 2008, our subsidiary, Sunglass Hut (UK) Limited, which operates our UK retail business, acquired 100 percent of the shares of Optika Holdings Ltd., a company in which we previously owned only a 50 percent interest, in exchange for the issuance of new shares from Sunglass Hut (UK) Limited. As a consequence of the above transaction, we now own approximately 66 percent of Sunglass Hut (UK) Limited and 34 percent is owned by the former third party Optika Holdings Ltd's shareholders. As a result of the above transaction, we now operate 65 optical and sun retail stores operating under the name David Clulow in the UK.

        On November 4, 2008 we announced that we will enter the retail market in India with the proposed opening of over 100 Sunglass Hut stores at select high-end malls and other premium retail locations across India. We will open the stores through a landmark franchising agreement with DLF Group, the leading real estate developer based in New Delhi. The first India-based store opened in November of this year.

        We and our subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on our business, financial position or operating results. See Item 3—"Key Information—Risk Factors" in our annual report on Form 20-F for our fiscal year ended December 31, 2007.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley's operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to manage the effect of the poor current global economic conditions on our business and predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By: /s/ ENRICO CAVATORTA
Dated: December 15, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH
HAAR - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
HERZELIA - ISRAEL

 LUXOTTICA POLAND SPZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA SWITZERLAND AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE LTD
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 SUNGLASS HUT (UK) LIMITED
LONDON - UK	OAKLEY ICON LIMITED
DUBLIN - IRELAND

 Luxottica ExTrA Limited
DUBLIN - IRELAND

 LUXOTTICA TRADING AND FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 AVANT-GARDE OPTICS, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA U.S. HOLDINGS CORP.
WILMINGTON - DELAWARE (USA)

 COLE VISION CORPORATION
WILMINGTON - DELAWARE (USA)

 PEARLE VISION, INC
WILMINGTON - DELAWARE (USA)

 LENSCRAFTERS, INC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
WILMINGTON - DELAWARE (USA)

 SUNGLASS HUT TRADING, LLC
WILMINGTON - DELAWARE (USA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA CANADA INC
TORONTO - CANADA	LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
SYDNEY - AUSTRALIA

 OPSM GROUP PTY LIMITED
SYDNEY - AUSTRALIA

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

www.luxottica.com

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